Exhibit 21

Compressco Partners, L.P.

List of Subsidiaries or Other Related Entities

December 31, 2012

Name	Jurisdiction

Compressco, Inc.	Delaware
Compressco Field Services, LLC	Oklahoma
Compressco Partners GP Inc.	Delaware
Compressco Partners, L.P.	Delaware
Compressco Partners Sub, Inc.	Delaware
Compressco Partners Operating, LLC	Delaware
Compressco Australia Pty Ltd.	Australia
Compressco Field Services International LLC	Delaware
Compressco de Argentina SRL	Argentina
Compressco International, LLC	Delaware
Compressco Holdings, LLC	Delaware
Compressco Leasing, LLC	Delaware
Compressco Netherlands Cooperatief U.A.	Netherlands
Compressco Netherlands B.V.	Netherlands
Compressco Canada, Inc.	Alberta
Compressco Mexico Investment I, LLC	Delaware
Compressco de Mexico S. de RL de C.V.	Mexico
Compressco Mexico Investment II, LLC	Delaware
Providence Natural Gas, LLC	Oklahoma
Production Enhancement Mexico, S. de RL de C.V.	Mexico